February 14, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Cloud Acquisition Corporation
Registration Statement on Form S-1
File No. 333-267184

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of DT Cloud Acquisition Corporation., a Cayman Islands exempted company with limited liability (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-267184) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 5:00 p.m. Eastern Time, on February 14, 2024, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 450 copies of the preliminary prospectus dated February 13, 2024 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned, as the Underwriter, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

Very truly yours,

BROOKLINE CAPITAL MARKETS, A DIVISION OF ARCADIA SECURITIES, LLC

By:	/s/ Michael Fontaine
Name:	Michael Fontaine
Title:	Managing Partner

Address:

c/o Brookline Capital Markets, a division of Arcadia Securities, LLC
600 Lexington Avenue, Floor 30
New York, New York 10022

[Signature Page to Acceleration Request Letter]